UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-31945

DIRECTV THRIFT & SAVINGS PLAN

The DIRECTV Group, Inc.
2250 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
the plans and the address of its
principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Michael W. Palkovic
Executive Vice President and
Chief Financial Officer
2250 East Imperial Highway
El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)	FINANCIAL STATEMENTS

	Financial Statements:

	Statements of Net Assets Available for Benefits as of November 30, 2006 and 2005	5

	Statements of Changes in Net Assets Available for Benefits for the years ended November 30, 2006 and 2005	6

	Notes to Financial Statements	7

	Form 5500, Schedule H, Part IV, Line 4i–Schedule of Assets (Held at End of Year) as of November 30, 2006	12

 Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBIT
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Thrift & Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Thrift & Savings Plan
(Name of Plan)

Date: May 11, 2007	By

/s/Paul A. James
Paul A. James,
Assistant Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the DIRECTV Thrift & Savings Plan
Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV Thrift & Savings Plan (the “Plan”) as of November 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of November 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

Los Angeles, California
May 11, 2007

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF NOVEMBER 30,
	2006	2005
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 6)	$2,058,597	$1,991,379

CONTRIBUTIONS RECEIVABLE:
Employee	-	208
Employer	-	97

Total contributions receivable	-	305

NET ASSETS AVAILABLE FOR BENEFITS	$2,058,597	$1,991,684

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED NOVEMBER 30,
	2006	2005
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Notes 2 and 6)	$304,612	$114,852

OTHER ACTIVITIES:
Employee contributions	17,999	28,106
Employer contributions	6,472	8,362
Benefit payments	(263,285)	(311,931)
Plan transfers	1,115	79

Net decrease from other activities	(237,699)	(275,384)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	66,913	(160,532)

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	1,991,684	2,152,216

END OF THE YEAR	$2,058,597	$1,991,684

See the Notes to Financial Statements.

DIRECTV THRIFT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The DIRECTV Thrift & Savings Plan (the “Plan”) is a defined contribution plan of The DIRECTV Group, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

On April 22, 2005, the Company contributed the assets of Hughes Network Systems, Inc. (“HNS”) into a newly formed subsidiary called Hughes Network Systems LLC (“HNS LLC”) and sold 50% of its interest in HNS LLC. The employees of HNS who became employees of HNS LLC and who participate in the Plan either were laid off or retired and under the provisions of the Plan were deemed fully vested in the Company matching contributions.  In January 2006, The DIRECTV Group completed the sale of the remaining 50% interest in HNS..

Effective January 1, 2006, employees of DIRECTV Latin American, LLC (“DTVLA”) who transferred to the DIRECTV payroll and who did not remain on the DTVLA payroll were eligible to participate in the DIRECTV Thrift & Savings Plan.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description. The Plan expenses are paid by the plan participants, as provided by the Plan document.

NOTE 2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan, along with the DIRECTV Savings Plus Plan, participate in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”) which was renamed the DIRECTV Group, Inc. Master Trust effective December 31, 2006. See Note 6, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein. To the extent such estimates are required, management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plan invests in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes - The Plan obtained its latest determination letter in 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letters, however, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Contributions made by participants on a “pre-tax” basis, the Company’s matching contributions, and the earnings thereon are not subject to federal income taxes to the participants until distributed from the Plan.

Reclassifications - Master Trust investments in common/collective trusts totaling $22,309,636 have been reclassified from mutual funds to conform to the current year's presentation.

NOTE 3.                      PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plan and eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plan. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the DIRECTV Common Stock Fund an amount equal to 100 percent of the individual employee’s contribution to the Plan up to 4 percent of the employee’s compensation.

Each participant’s account is maintained to reflect: credits for contributions into the Plan; credits for the Company’s applicable matching contributions; charges for loans taken and credits for repayments to those loans; charges for any partial withdrawals from the Plan; an allocation of earnings or losses from applicable Fund performance, and a periodic charge for the Plan’s administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service from the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments.  If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At November 30, 2006 and 2005, the Plan assets include forfeited Company contributions that totaled $724,239 and $351,734, respectively.

During the years ended November 30, 2006 and 2005, the forfeitures used to reduce employer contributions were $731,085 and $363,060, respectively.

The Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.                      PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant’s account, bear interest at the rate of 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which rate is fixed at the inception of the loan), and maturities may not exceed four years.  The loans mature between 2006 and 2010 at interest rates of 5% to 9.25%.

The loans are deducted from the participants’ vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: after-tax employee contributions, pre-tax employee contributions, rollover contributions, and vested company match. The funds are withdrawn pro-rata from the respective investment funds available from each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.                      PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of November 30, 2006 and 2005 totaled $1,091,093 and $852,457, respectively.

NOTE 6.                      INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of both the DIRECTV Thrift & Savings Plan and the DIRECTV Savings Plus Plan (collectively the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by State Street. Although assets of the Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Employer Services Company LLC, maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on their account balances.

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	AS OF NOVEMBER 30,
	2006	2005
	(Dollars in Thousands)
INVESTMENTS:
Short-term investment funds	$2,736	$1,485
Common stock	629,117	626,292
DIRECTV Common Stock Fund	230,854	172,817
News Corporation Stock Fund	41,771	37,614
Common/Collective Trusts	638,742	699,781
Mutual funds	592,885	527,905
Participant loans	13,372	13,736

Total investments	2,149,477	2,079,630

Dividends and interest receivable	1,048	849
Receivable for securities sold	1,525	1,161
Payable for securities purchased	(1,087)	(1,557)
Payable for investment management and administrative expenses	(2,454)	(1,797)

NET ASSETS OF THE MASTER TRUST	$2,148,509	$2,078,286

NET INVESTMENT IN MASTER TRUST – BY PLAN

Thrift & Savings Plan
Investment in Master Trust	$2,058,597	$1,991,379

Plan’s percentage interest in Master Trust net assets	95.8%	95.8%

Savings Plus Plan

Investment in Master Trust	$89,912	$86,907

Plan’s percentage interest in Master Trust net assets	4.2%	4.2%

b)  NET INVESTMENT INCOME OF THE MASTER TRUST

	FOR THE PLAN YEARS ENDED NOVEMBER 30,
	2006	2005
	(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES:
Net appreciation/(depreciation) in fair value of investments:
DIRECTV Equity Fund	$73,688	$74,706
DIRECTV Fixed Income Fund	21,223	6,802
DIRECTV Common Stock Fund	106,562	(38,355)
DIRECTV Asset Allocation Fund (formerly DIRECTV Balanced Fund)	24,073	16,201
Fidelity Combined Funds	53,126	44,242
News Corporation Stock Fund	12,870	(8,189)

Net appreciation in fair value of investments	291,542	95,407
DIVIDENDS AND INTEREST INCOME	32,227	28,832

INVESTMENT MANAGEMENT AND TRUSTEE FEES	(5,507)	(6,003)

NET INVESTMENT INCOME	$318,262	$118,236

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN
Thrift & Savings Plan	$304,612	$114,852

Savings Plus Plan	$13,650	$3,384

c) INVESTMENTS HELD THROUGH THE MASTER TRUST THAT REPRESENT 5% OR MORE OF THE PLAN’S ASSETS

	AS OF NOVEMBER 30,
	2006	2005
	(Dollars in Thousands)

DIRECTV Fixed Fund	$376,848	$386,062
DIRECTV Asset Allocation (formerly DIRECTV Balanced Fund)	168,455	181,602
DIRECTV Common Stock Fund	214,664	161,586

NOTE 7.                      NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the Plan’s net assets and the significant components of the Plan’s changes in net assets relating to the DIRECTV Common Stock Fund for the years ended November 30, 2006 and 2005 are as follows:

	2006	2005
Assets:
DIRECTV Common Stock Fund	$214,664	$161,586

Changes in assets:
Contributions	$7,942	$10,520
Net appreciation (depreciation)	100,120	(36,603)
Distributions to participants or their beneficiaries	(22,408)	(28,383)
Transfers to plans of related entities	(32,576)	(26,284)

Total changes in assets	$53,078	$(80,750)

These amounts represent both the participant and the non-participant directed amounts.

NOTE 8.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Related parties of the Plan include the Company and News Corporation, as it holds approximately 38% interest in the Company.

As disclosed in Note 6, the Master Trust includes investments in the DIRECTV Common Stock Fund and News Corporation Stock Fund. During the Plan year, certain officers of the Company were also officers and directors of News Corporation.

At November 30, 2006 and 2005, the Plan held 9,345,208 and 12,165,101 shares, respectively, of common stock of DIRECTV Group, Inc., the sponsoring employer, with the cost basis of $151,844,827 and $197,700,153, respectively, The Plan also held 1,856,318 and 2,402,598 shares at November 30, 2006 and 2005, respectively, of common stock of News Corporation, party-in-interest, with a cost basis of $28,459,774 and $36,834,957, respectively.

During the year ended November 30, 2006, the Plan recorded dividend income for the News Corporation Common Stock of $246,942.

NOTE 9.    SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to provide that the Company match on participants’ contributions will be invested according to the investment instructions each participant makes for their contributions to the Plan.

NOTE 10.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	AS OF NOVEMBER 30,
	(Dollars in Thousands)
	2006	2005
Net assets available for benefits per the financial statements	$2,058,597	$1,991,684
Payable to participants	(1,091)	(852)

Net assets available for benefits per Form 5500	$2,057,506	$1,990,832

Benefit payments per the financial statements	$263,285	$311,931
Payable to participants – Current Year	1,091	852
Payable to participants – Prior Year	(852)	(269)

Benefit payments per Form 5500	$263,524	$312,514

DIRECTV THRIFT & SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF NOVEMBER 30, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2006 and 2010 at interest rates of 5% to 9.25%)	$11,198,998

*  Party-in-interest